March 11, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, C.C. 20594

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that VeriFone Systems, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2013, which was filed with the Securities and Exchange Commission on March 11, 2013.

Very truly yours,

VERIFONE SYSTEMS, INC.

By: /s/ Albert Liu Name: Albert Liu Title: Executive Vice President, Corporate Development and General Counsel